Exhibit 99.1

InterOil Receives Unsolicited, Conditional Non-Binding Proposal; Continues to Recommend Transaction with Oil Search

SINGAPORE and PORT MORESBY, Papua New Guinea, June 30, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) has received from a third party an unsolicited, conditional, non-binding proposal to acquire 100% of the outstanding common shares of InterOil. The non-binding proposal is subject to a number of conditions, including (among others) satisfactory completion of due diligence. Consistent with its fiduciary responsibilities, the InterOil Board of Directors, in consultation with its legal and financial advisors, is carefully reviewing and considering the unsolicited proposal.

The InterOil Board of Directors has taken the necessary steps under InterOil's existing agreement with Oil Search Limited to permit InterOil to engage in further discussions and negotiations with the third party. There can be no assurance that any transaction will result from the unsolicited proposal or that the third party will ultimately enter into a definitive agreement to acquire InterOil. InterOil's Board of Directors does not intend to comment further on the unsolicited proposal until a transaction is negotiated with the third party or the unsolicited proposal is withdrawn.

The InterOil Board of Directors continues to unanimously recommend the Oil Search transaction to its shareholders.

As previously announced on May 20, 2016, InterOil entered into a binding agreement to be acquired by Oil Search. The Special Meeting of InterOil shareholders to consider the Oil Search transaction is scheduled for July 28, 2016. On June 28, 2016, the Supreme Court of Yukon issued an interim order authorizing, among other things, the holding of the Special Meeting at which InterOil security holders will be asked to approve the Oil Search transaction.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the holding of the Special Meeting and the mailing of Management Information Circular. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil's agreement with Oil Search, including but not limited to the size or timing of any payment under the CVR, any future performance of InterOil or Oil Search, the ability to satisfy the conditions to closing of the Oil Search transaction, either on the expected timeline or at all, the future trading price of InterOil or Oil Search securities, the ability to integrate the businesses of InterOil and Oil Search, the outcome of the unsolicited third party acquisition proposal, and those factors in InterOil's annual report for the year ended December 31, 2015 on Form 40-F, its Annual Information Form for the year ended December 31, 2015 and the Management Information Circular. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

Legal Notice

None of the securities anticipated to be issued pursuant to the Plan of Arrangement with Oil Search have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the Arrangement will occur. The proposed Arrangement is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.

Further details regarding the terms of the transaction are set out in the Arrangement Agreement and are provided in a management information circular which is available under the profile of InterOil Corporation at www.sedar.com.